EXHIBIT 99.1

MAGAL SECURITY SYSTEMS LTD.
17 Altalef Street
Industrial Zone
Yehud 56100, Israel
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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
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Dear Shareholders:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders, or the Extraordinary Meeting, of Magal Security Systems Ltd.  to be held at 10:00 a.m. (Israel time) on Wednesday, August 12, 2010 at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

We are convening the Extraordinary Meeting in response to a demand made by certain of our shareholders, who together represent approximately 17.81% of our outstanding shares, pursuant to Section 63(b) of the Israeli Companies Law, the purpose of which is to consider and vote upon the following two shareholder proposals:

1.
To terminate the services of all of our directors other than Mr. Nathan Kirsh and our outside directors within the meaning of the Israeli Companies Law, effective as of the close of business of the Extraordinary Meeting.  Such directors are Messrs. Jacob Perry, Jacob Even-Ezra, Ze’ev Livne, Jacob Nuss and Barry Stiefel.

2.
If the proposal to remove the foregoing directors from office is adopted at the Extraordinary Meeting, to elect each of the following five persons as our directors, effective as of the close of business at Extraordinary Meeting: Messrs. Avihu Ben-Nun, Yoav Stern, Zivi R. Nedivi, Ami Amir and Israel (Relik) Shafir.

If the proposal to remove the foregoing directors from office is rejected at the Extraordinary Meeting, shareholders will be asked to consider and vote upon certain proposed transactions with Mr. Nathan Kirsh, a director, which may result in Mr. Kirsh becoming a holder of more than 25% of our outstanding shares.

Our Board of Directors recommends a vote AGAINST each of the shareholder proposals and FOR our proposal, as described in the Proxy Statement.

Shareholders of record at the close of business on July 7, 2010 are entitled to notice of, and to vote at, the Extraordinary Meeting.  You can vote either by mailing in your proxy, or in person, by attending the Extraordinary Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Extraordinary Meeting to be validly included in the tally of ordinary shares voted at the Extraordinary Meeting.  If you attend the Extraordinary Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors Jacob Perry Chairman of the Board of Directors

Yehud, Israel
July 4, 2010

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
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PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies in response to a demand made by certain of our shareholders, who together represent approximately 17.81% of our outstanding shares, to convene an Extraordinary General Meeting of Shareholders, or the Extraordinary Meeting, pursuant to Section 63(b) of the Israeli Companies Law.  The Extraordinary Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, August 12, 2010, at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 9, 2010.

Purpose of the Extraordinary Meeting

At the Extraordinary Meeting, shareholders will be asked to:

Item 1A:
Consider and vote upon a shareholder proposal to terminate the service as directors of our Company of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Ze’ev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the Company’s external directors, effective as of the close of the Extraordinary Meeting.

Item 1B:
Subject to the adoption of Item 1A at the Extraordinary Meeting, consider and vote upon a shareholder proposal to appoint Messrs. Avihu Ben-Nun, Yoav Stern, Zivi R. Nedivi, Ami Amir and Israel (Relik) Shafir as directors of our Company, effective as of the close of the Extraordinary Meeting.

Item 2:
In the event that Item 1A is rejected at the Extraordinary Meeting, consider and vote upon our proposal to approve certain proposed transactions with Mr. Nathan Kirsh, a director, which is intended to allow Mr. Kirsh becoming a holder of more than 25% of our outstanding shares.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote AGAINST each of Items 1A and Item 1B and FOR Item 2.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on July 7, 2010 are entitled to notice of, and to vote in person or by proxy at, the Extraordinary Meeting.  As of July 2, 2010 there were 10,396,548 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Extraordinary Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Extraordinary Meeting; however, to vote in person at the Extraordinary Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Extraordinary Meeting to be validly included in the tally of ordinary shares voted at the Extraordinary Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted AGAINST each of Item 1A and Item 1B and FOR Item 2.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Extraordinary Meeting and voting in person.  Attendance at the Extraordinary Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Extraordinary Meeting and voting in person.

Quorum

The presence of two shareholders, holding at least one-third (1/3) of our company’s total voting rights, represented in person or by proxy at the Extraordinary Meeting, will constitute a quorum.  If within half an hour from the time designated for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.

Abstentions will be counted towards the quorum.  The proposals presented at the Extraordinary Meeting are not “routine” matters under New York Stock Exchange Rule 452, and a New York Stock Exchange member organization therefore may not make a “broker non-vote” in connection with any of the proposals.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Extraordinary Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Mr. Nathan Kirsh who holds approximately 24.2% of our issued and outstanding ordinary shares, that he presently intends to vote AGAINST Item 1A and Item 1B and FOR Item 2.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of July 2, 2010, pertaining to the beneficial ownership of our ordinary shares by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares and (ii) all directors and executive officers as a group.  Except for Mr. Nathan Kirsh, whose beneficial ownership is set forth in the table below, and Mr. Jacob Even-Ezra and Mr. Jacob Perry, each of whom beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Nathan Kirsh (3)	2,516,267	24.2%
Clough Capital Partners L.P. (4)	704,042	6.77%
Grace & White, Inc. (5)	607,526	5.84%
Diker Management LLC (6)	604,495	5.81%
Prescott Group Aggressive Small Cap Master Fund, G.P. (7)	544,427	5.23%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of July 2, 2010.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2010.  Includes: (i) 1,446,772 ordinary shares held of record by Mira Mag Inc., or Mira Mag, a company organized in Liberia; and (ii) 1,069,495 ordinary shares held of record by Ki Corporation Limited, or Ki Corporation, a company organized in Liberia.  The Eurona Foundation holds 100% of Ki Corporation.  Ki Corporation holds 100% of the shares of Mira Mag.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on June 17, 2010.  The Schedule 13D indicates that the shares include shares beneficially owned by the Clough Client Accounts for which Clough Capital Partners L.P. serves as investment adviser.  Such shares may be deemed beneficially owned by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Charles Clough, James Canty and Eric Brock, the managing members of Clough Capital Partners LLC.  Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 1, 2010.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on June 21, 2010.  The Schedule 13D indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares.  Pursuant to investment advisory agreements, Diker Management, LLC serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds.  Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management LLC, and in that capacity direct their operations.  Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP, LLC and Diker Management LLC. Diker GP, LLC, Diker Management LLC, Charles M. Diker and Mark N. Diker disclaim all beneficial ownership, however, as affiliates of a registered investment adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(7)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on June 14, 2010.  The Schedule 13D indicates that Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together as the Small Cap Funds, are the general partners of Prescott Group Aggressive Small Cap Master Fund, G.P., or Prescott Master Fund.  Prescott Group Capital Management, L.L.C., or Prescott Capital, serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the ordinary shares held by the Prescott Master Fund.  The Schedule 13D further indicates that Mr. Frohlich, the principal of Prescott Capital, may direct the vote and disposition of the ordinary shares held by Prescott Master Fund.

SHAREHOLDER PROPOSAL FOR REMOVAL AND ELECTION OF DIRECTORS
(Items 1A and 1B on the Proxy Card)

On June 13, 2010, we received a letter that was sent by counsel on behalf of certain of our shareholders, (i) Clough Investment Partners I, L.P., Clough Investment Partners II, L.P., Clough Offshore Fund, Ltd., Clough Global Equity Fund, Clough Global Allocation Fund and The Flatley Foundation, (ii) Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap TI, L.P., and (iii) Diker Micro-Value Fund, L.P., Diker Micro-Value QP Fund, L.P., Diker Micro and Small Cap Fund, L.P. and Diker M&S Cap Master, Ltd., referred to collectively in this Proxy Statement as the Dissident Shareholders.  The Dissident Shareholders together represent approximately 17.81% of our outstanding shares.  For information regarding the beneficial ownership of the Dissident Shareholders, see table above “Security Ownership of Certain Beneficial Owners and Management.”  The Dissident Shareholders demanded, pursuant to Section 63(b) of the Israeli Companies Law, that we convene an extraordinary general meeting of shareholders to consider and vote upon the following two shareholder proposals:

(i)
To terminate the service as directors of the Company of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Ze’ev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the Company’s external directors, effective as of the close of the Extraordinary Meeting. Messrs. Jacob Perry, Jacob Even-Ezra, Ze’ev Livne, Jacob Nuss and Barry Stiefel are referred to collectively in this Proxy Statement as the Standing Directors.  All of the Standing Directors were reelected to serve in such capacity by our shareholders at our 2010 Annual General Meeting of Shareholders held on June 23, 2010.  A biography of each of the Standing Directors and each of the three directors not subject to the termination demand is set forth below.

(ii)
If the proposal to remove the Standing Directors from office is adopted at the Extraordinary Meeting, to appoint Messrs. Avihu Ben-Nun, Yoav Stern, Zivi R. Nedivi, Ami Amir and Israel (Relik) Shafir as directors of the Company, effective as of the close of the Extraordinary Meeting. A biography of each of the Dissident Shareholders’ director nominees, as provided to us by counsel for the Dissident Shareholders, is set forth below.

Biographies of Standing Directors

The following information with respect to each of the Standing Directors is based upon our records and information furnished to us.

Jacob Perry (66) has served as the chairman of our board of directors since January 2008.  Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002.  From 1995 to December 2002, Mr. Perry served as the president and chief executive officer of Cellcom Israel Ltd., one of Israel’s leading cellular phone operators.  Mr. Perry served 29 years with the Israeli General Security Service and served as its director from 1988 until 1995.  Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons.  Mr. Perry was a board member of El-Al Israel Airlines and a member of the management of many public organizations.  Mr. Perry is also a chairman of the board of directors of Mizrahi Tefahot Bank B.M.  Mr. Perry serves as a director of Tamarind Technologies and New Kopel, an Israeli vehicle and car service group.  Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel Aviv University and completed the Advanced Management Program at Harvard Business School.

Jacob Even-Ezra (79) has served as a director since 1984 and is a member of our investment committee.  From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors.  From 1984 until 2006, Mr. Even-Ezra served as our chief executive officer, and from 1987 until 1990 he also served as our president.  Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.  From 1985 to 1988, Mr. Even-Ezra also served as the chairman of the Israel Export Institute.  Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Zeev Livne (66) has served as a director since July 2004.  Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001.  Prior to that, Mr. Livne served in the Israel Defense Forces, or IDF, for 39 years and retired as a Major General.  During his long military career with the IDF, Mr. Livne served as the Defense Attaché to the United States and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996.  From 1992 to 1994, Mr. Livne established the IDF Home Front Command and served as its first Commander.  Mr. Livne serves on the board of directors of PAZKAR Ltd., a private Israeli company.  Mr. Livne holds a B.A. degree in History from Tel Aviv University and an M.A. degree in Geography from the University of Haifa.

Jacob Nuss (63) has served as a director since 1993 and is a member of our audit committee.  Mr. Nuss has served as the vice president - internal auditing of Israel Aircraft Industries Ltd., or IAI, since 2004, and served as IAI’s deputy vice president - internal auditing from 1999 to 2003.  From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group.  From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of directors of IAI.  Mr. Nuss has served in various financial management capacities at IAI since 1975.  Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University.  Mr. Nuss holds a certificate in internal auditing.

Barry Stiefel (60) has served as a director since November 2008.  Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990.  Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded.  Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance.  From 1981 to 1985, Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Biographies of Directors Continuing in Office

The following information with respect to each of our directors continuing in office is based upon our records and information furnished to us.

Nathan Kirsh (78) has served as a director since 1984.  Mr. Kirsh is an independent investor.  Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc.  Mr. Kirsh holds a B.S. degree in Commerce from the University of Witwatersrand, Johannesburg, South Africa.

Shaul Kobrinsky (58) has served as an outside director since July 2004 and is the chairman of our audit committee and a member of our investment committee and mergers and acquisition committee.  Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997.  Since 2003, Mr. Kobrinsky has served as senior managing director of Alagem Capital Group, a Beverly Hills based investment group.  From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates.  Prior to that and from 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company.  Mr. Kobrinsky serves as an outside director and a member of the audit committee of Scope Metal Trading Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University.  Mr. Kobrinsky is a member of the Antitrust Court of the State of Israel.

Liza Singer (39) has served as an outside director since June 2010.  Ms. Singer served as the owner’s representative in the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts, since 2003.  Since 2007, Ms. Singer has also served as the Chief Operating Officer and Country Manager of Brack Capital Real Estate.  Between 2002 and 2003, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services.  From 2000 to 2001, Ms. Singer served as investment director of Syntek Capital, a private-equity investment company, and between 1999 and 2000, Ms. Singer served as an associate at APAX Partners & Co., a venture capital fund.  Ms. Singer was also an accountant at Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers.  Ms. Singer has an LLB degree, a BA degree in accounting and an MBA degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel).

Biographies of Dissident Shareholder Director Nominees

The following information with respect to each director nominated by the Dissident Shareholders has been furnished to us by counsel for the Dissident Shareholders.

Major Gen., (Ret) Avihu Ben-Nun, 70

Major Gen. (Ret.) Avihu Ben-Nun served for 34 years in the Israeli Air Force, retired in 1992, after 2 years as Head of Strategic Planning Division in the Israeli Defense Forces' General Staff Headquarters, and 5 years as the Supreme Commander of the Israeli Air Force. Since his retirement, Mr. Ben-Nun serves as the Chairman of Universal Motors Israel (UMI), which he founded through a merger between 3 competitors, and led to become the exclusive distributor of all General Motors exported brands in Israel and the leading distributor and vehicle importer in the Israeli automotive market. He also served as Chairman of GM UMIT R&D and General Motors’ R&D center in Israel. Mr. Ben-Nun held key executive positions in the private sector as well as voluntary positions in the public sector. He also serves on the Board of Directors of leading companies, including Kardan Ltd, ExactCost and FIRST Israel, and in the past on the Boards of Golden Wings V.C. Fund, Elbit Systems Ltd., Bank Mizrahi, Electronic Data Systems Israel Ltd. (which he also established) and Advanced Material Technology. In the public sector, Mr. Ben-Nun is a director of the Israel-America Chamber of Commerce and the Tel Aviv Chamber of Commerce, former President of the Israeli Air Force Association, Chairman of the Israeli Vehicles Importer Association and Vice-Chairman of the Combined Chamber of Commerce and of the Council of the Federation of Israeli Chamber of Commerce. Mr. Ben-Nun holds a Bachelor degree from Auburn University, Alabama; graduated with distinction from the US Air Force Air Warfare College, graduated the Advanced Management Program at Harvard Business School and was awarded an Honorary Doctorate from the Technion in Haifa, Israel.

Mr. Yoav Stern, 56

Mr. Stern served from late 2008 throughout part of 2009 as the Acting President and Chief Executive Officer of the Company, during which he repositioned the Company after suffering continuous losses, and redesigned its business plan for the corning years, which was approved for execution by the Company’s Board. Since 1997, Mr. Stern serves as the Co-Chairman of the Board of Directors of Bogen Communications International Inc. (NASDAQ: BOGN), a New Jersey and European based digital voice processing company with annual revenues of approximately $50 million. During 2007-2008, Mr. Stem led the privatization and deregistration of Bogen through a series of public tender offers, and he is continuously involved in its M&A, financing and strategic development activities. Prior to 1995, Mr. Stem was a Co-Chief Executive Officer of Bogen's predecessor company, European Gateway Acquisition Corporation (NASDAQ: EGAC). Mr. Stern was the founder and managing partner of Helix Capital LLC, a private M&A and turnaround advisory firm based in San Francisco and New York.  During 1998-2003, Mr, Stern served as the Executive Chairman of Kellstrom Industries Inc., an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Nedivi, he led a series of complex M&A and financing transactions that increased Kellstrom's annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Stem introduced a financial turnaround plan for Kellstrom and raised $100 million from private equity funds as well as from GE Capital and Sumitomo Bank, thus enabling Kellstrom to significantly recover from brink of liquidation. Mr. Stem is still one of the largest private shareholders of Kellstrom, Mr. Stern was also the President of WordStar International Inc., a California based publicly traded software company, which he led through a turnaround process and a three-way public merger that resulted in it becoming the largest consumer software company (The Learning Company (NYSE: TLC)). Mr. Stern served as a director and executive officer in various private and public companies, including Random Access Inc. and Elron Electronic Industries Ltd. (NASDAQ: ELRNF), in which he was extensively involved in major M&A transactions, the raising of public equity and debt and business restructuring. Mr. Stem served for 25 years in active duty and reserve service in the Israeli Air Force, as a fighter pilot and senior flight leader of various aircrafts (such as F-15, A-4, Mirage and Kfir), an Avionic Systems Officer, a Commander of the Operational Training Unit and an F-15 Deputy Squadron Commander. Mr. Stem earned a Practical Engineering Diploma (magna cum laude) in advance mechanics and automation from ORT Technological College, Israel, graduated the Israeli Air Force Academy and holds a B.Sc. Degree (cum laude) in Mathematics and Computer Science from Tel Aviv University.

Mr. Zivi R. Nedivi 52

Mr. Nedivi has served, between 2008 and 2010 as the Chief Executive Officer and thereafter as Special Advisor of Axiorn Investment Advisors, LLC, a hedge fund located in New York, focused on foreign currency trading with assets under management of over $1.6 billion, servicing large financial institutions, including Deutsche Bank and the World Bank. Prior to joining Axiom, Mr. Nedivi served as the Chief Operating Officer of Lumenis Ltd., a global leader in medical and aesthetic lasers and light based technology. From 1995 until 2005, Mr. Nedivi served as President and Chief Executive Officer of Kellstrom Aerospace (as well as its predecessor companies), an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Stern, he led complex M&A and financing transactions that increased Kellstrom's annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Nedivi also planned and executed a turnaround plan for Kellstrom, thus enabling it to significantly recover from brink of liquidation. Mr. Nedivi is still one of the largest private shareholders of Kellstrom. Mr. Nedivi was also the General Manager of Maakav Ltd., a private aviation management company based in Israel, which represented certain American companies in Israel, including companies active in the distribution of aircraft parts. Mr. Nedivi served as a Human Engineering Consultant to Israel Aircraft Industries Ltd. on the Lavi fighter aircraft program. He also served for seven years in the Israel Air Force as an F-15 fighter pilot and held the rank of Major.

Mr. Ami Amir, 66

Mr. Amir established and currently serves as the General Partner at Partech International, a global venture fund, focusing on sourcing and investing in local early stage technology companies. Mr. Amir founded Radvision Ltd. (NASD: RVSN) in 1993 and managed it as the Chief Executive Office for 9 years. Under his leadership, the company became a market leader in the voice and video over IP space. During 2000, Mr. Amir initiated the IPO of Radvision on NASDAQ in which an amount of $85 million was raised by the company and led the company's growth to 300 employees and revenues in excess of $70 million. Prior to Radvision, Mr. Amir served for 6 years as the Chief Executive Officer of RAD Inc., during which he led RAD to over $20 million in sales to OEMs and distributors. Mr. Amir’s extensive technical background includes years spent in R&D building real time, embedded electronic warfare systems and large software based communications systems, Internet related technologies and solutions and developing various hardware and software. Mr. Amir holds a B. Sc. Electrical Engineering from Technion in Haifa, Israel.

Brig. Gen. (Res.) Israel (Relik) Shafir, 57

Mr. Shafir joined the Company in 2009 and resigned in early 2010. He served as the Vice President of Business Development and Command and Control Products Manager. Mr. Shafir currently serves as the Chief Executive Officer of Thermal Cleaning Technologies Ltd., a subsidiary of IDT Energy, a company pursuing the cleanup of contaminated soils. Mr. Shafir was the founder and Chief Executive Officer of 4DM-Technologies, a software company in the field of Command and Control software for management of emergency situations. After selling the source code to the Israel Aircraft Industry, Mr. Shafir headed a project of upgrading the system for municipal and statewide security applications. Mr. Shafir is the Head of the Commission for Safety in Civil Aviation which was appointed by the Israeli Minister of Defense and Minister of Transportation to redesign civil aviation safety procedural and control issues. Mr. Shafir has vast experience in the Israeli Air Force, where he served as a fighter pilot, the Commander of the Israeli Air Force Academy, Commander of Hazor AFB (an all F-16 base) and Commander of Tel-Nof Air Force Base, the largest Air Force base in Israel. Mr. Shafir majored in Mathematics and Philosophy at the University of Bar-Ilan, Israel and has a MBA from the Naval Post Graduate School in Monterey, California.

Our Board of Directors Statement AGAINST the Shareholder Proposals

Our Board of Directors strongly opposes the adoption of the two shareholder proposals.  We believe that it is in the best interest of our shareholders to maintain the current composition of our Board of Directors.  To that extent, all the members of our Board of Directors were recently re-elected at our 2010 Annual General Meeting of our Shareholders held on June 23, 2010, by a majority of more than 80% of the votes represented at the meeting.  We believe that our current Board of Directors has the knowledge, experience, independence and commitment to best represent the interests of all of our shareholders.  Our Board of Directors navigated our company through the recent economic turmoil that adversely impacted the company and has taken decisive action to improve shareholder value based on its deep experience and interest in the company.  To that end, our Board of Directors implemented management changes, cost cutting measures and adopted a new strategic plan for the company.  Under the leadership of the current Board of Directors and management team, we are executing on our strategy to create value for our company and its shareholders.  Our Board of Directors is focused on one central goal to best maximize shareholder value and we ask to you to reject the proposal to remove from office our highly qualified and capable directors.

The Dissident Shareholders have invested in us and we value and respect the Dissident Shareholders.  However, we do not believe that the director nominees proposed by the Dissident Shareholders would strengthen our company or add value to our shareholders.  The Dissident Shareholders have not presented any plan for improving our company’s position.  Based on the biographies provided to us, it appears that the director nominees are affiliated with our former interim Chief Executive Officer, Mr. Yoav Stern, one of the director nominees, whose temporary engagement with our company was not made permanent. Both Mr. Stern and Mr. Shafir held managerial positions in our company for less than a year and we view their contribution to the development of the our business as minimal, if at all. None of the other directors nominees have any special knowledge or experience in perimeter security, our core business. We therefore urge you to reject both of the shareholder proposals.

FOR ALL OF THE FOREGOING REASONS, THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “AGAINST” THE SHAREHOLDER PROPOSALS.  PROXIES RECEIVED BY THE COMPANY WILL BE VOTED “AGAINST” THE SHAREHOLDER PROPOSALS UNLESS THE SHAREHOLDER SPECIFIES OTHERWISE IN THE PROXY.

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Extraordinary Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the above shareholder proposals.

BOARD OF DIRECTORS AND COMMITTEES

Election of Directors

Our Articles of Association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.

Our directors (except the outside directors, as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting.  All the members of our board of directors (except the outside directors), may be reelected upon completion of their term of office.  Our annual general meetings of shareholders are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting.  In the intervals between our annual general meetings of shareholders, the board of directors may from time to time appoint a new director to fill a casual vacancy or to add to their number, and any director so appointed will remain in office until our next annual general meeting of shareholders and may be re-elected.

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director. In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”

The outside directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter.  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules.  Instead, under Israeli law and practice we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  However, despite such notification of non-compliance, we maintain a majority of independent directors.  In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a specified part of its board of directors will be comprised of individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  Such independent directors shall have all the qualifications of an outside director; however, he or she is not subject to the “accounting and financial expertise” or “professional qualification” requirements and may be elected and removed from office by a simple majority vote of the general shareholders meeting.  We have not included such a provision in our articles of association.

Our Board of Directors has determined that Ms. Singer and Mr. Kobrinsky qualify both as independent directors under the requirements of the SEC and NASDAQ and as outside directors under the requirements of the Israeli Companies Law.  Our Board of Directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the SEC and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the outside directors.  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee consists of three board members who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Liza Singer.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Jacob Even-Ezra, Ze’ev Livne and Shaul Kobrinsky.

APPROVAL OF CERTAIN TRANSACTIONS WITH MR. NATHAN KIRSH, OUR PRINCIPAL
SHAREHOLDER AND A DIRECTOR
(Item 2 on the Proxy Card)

As a result of the difficult economic situation during the past two years, especially in Europe, and the tight credit markets, we will require additional funding to execute our strategic plan.  We intend to effectuate a $15 million rights offering, in which we will offer all of our shareholders the right to subscribe to purchase our ordinary shares, on a pro rata basis, at a price per share that will be determined by our Board of Directors.  Our Board of Directors has appointed a special committee that will oversee the rights offering and will make a recommendation to the Board of Directors with respect to the terms of the rights offering.  The special committee is composed of the Chairman of our Board of Directors and our two outside directors within the meaning of Israeli law.  We believe that such financing will provide us with the necessary funds to allow us to achieve our goals. The rights offering, which will be made in accordance with U.S. securities laws, will require the filing of a registration statement with the SEC and will be subject to SEC review, which may be a lengthy process.

Each shareholder who elects to subscribe to purchase his or her entire pro rata share of the rights offering will be entitled to subscribe for additional shares at the same price per share.  In the event that such shareholders chose to exercise such option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase will be allocated to such shareholders based on the number of shares such shareholders have elected to purchase pursuant to the pro rata subscription right.  Mr. Nathan Kirsh, our principal shareholder and a director, has undertaken to exercise such oversubscription right in full and to subscribe for all of the shares offered in the rights offering, subject to the shareholder approval of this proposal and provided that prior to Meeting there will be no “Change of Control,” as such term is defined below.

In order to finance our operations during the interim period, Mr. Kirsh has agreed to provide us with a six month bridge loan in the aggregate principal amount of $5.0 million.  The principal amount will bear interest at the rate of three month LIBOR+4% per annum, which accrues on a quarterly basis.  The principal amount will be paid to us within five business days following the fulfillment of certain conditions, including shareholder approval of this proposal and that prior to the Extraordinary Meeting there will be no “Change of Control,” as such term is defined below.

The bridge loan is for a term of six months, which may be extended by us for up to an additional 60 days upon prior written notice.  The principal amount and accrued interest will be payable at the end of term unless repaid earlier, as described below.  In the event of a “Change of Control,” the entire bridge loan, including accrued interest, will become immediately due and payable.  For this purpose “Change of Control” means: (x) the purchase by any person or entity (other than Mr. Kirsh) of: (i) all or substantially all of our assets or (ii) more than 50% of our outstanding share capital (including through the issuance of shares and securities convertible into shares); (y) the replacement of the Chairman of our Board of Directors (other than as a result of his death or incapacity or as a result of his voluntary resignation), or (z) the replacement of more than 50% of the members of our Board of Directors (excluding outside directors within the meaning of the Israeli Companies Law) within a 90 day period during the term of the bridge loan.

Two business days prior to the effective date of the rights offering, we intend to effect a private placement of 150,000 of our ordinary shares to Mr. Kirsh at an initial price per share equal to the closing price of our ordinary shares on the date prior to the private placement.  Upon the effective date of the rights offering, the private placement price per share will be adjusted to a price per share equal to the higher of the price per share in the rights offering and the closing price of our ordinary shares on the date prior to the effective date of the rights offering provided that in no event will the adjusted private placement price per share be less than the initial price per share  The private placement consideration from Mr. Kirsh will be paid to us by means of a set off against a portion of the then outstanding bridge loan, including accrued interest.  The outstanding balance of the bridge loan, including accrued interest, will be paid by us to Mr. Kirsh within five business days after the successful closing of the rights offering.

This private placement is being made for the purpose of allowing Mr. Kirsh to participate in the rights offering under Israeli law.  Mr. Kirsh currently holds approximately 24.2% of our issued and outstanding shares.  Under Israeli law, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company unless there is already another 25% or greater shareholder of the company.  This rule does not apply if, among other things, the acquisition was made in a private placement that received shareholder approval as a private placement that is intended to allow the offeree to hold 25% or more of the voting rights in the company if there is no other shareholder holding 25% or more of such voting rights.  Accordingly, if our shareholders approve the private placement, Mr. Kirsh’s holdings will increase to approximately 25.65% and he will be entitled to participate in the rights offering without the need to conduct a tender offer.

Under NASDAQ Listing Rules shareholder approval may be deemed to be required for the rights offering if the price per share in the rights offering is less than the greater of the book or market value of our ordinary shares.

Our Audit Committee and Board of Director have approved the terms of the rights offering, the bridge loan from Mr. Nathan Kirsh and the private placement in which Mr. Nathan Kirsh will become a 25% or greater shareholder.

It is therefore proposed that at the Extraordinary Meeting our shareholders adopt the following resolution:

“RESOLVED, subject to the rejection of Item 1A, that the terms of the private placement, which is intended toallow Mr. Nathan Kirsh to become a 25% or greater shareholder, and the terms of the rights offering, as described in the Proxy Statement for the Extraordinary General Meeting dated July 4, 2010, be, and hereby are, approved.”

This Proxy Statement does not constitute an offer to sell or the solicitation of offers to buy any securities of our Company and will not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

The Board of Directors recommends a vote FOR the foregoing resolution.

By Order of the Board of Directors Jacob Perry Chairman of the Board of Directors

Dated: July 4, 2010